Oncolytics Biotech® Announces Attendance of Upcoming Conferences

CALGARY, AB and SAN DIEGO, CA – November 13, 2018 -- Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC), currently developing pelareorep, an intravenously delivered immuno-oncolytic virus, today announced that the Company is scheduled to attend the following upcoming conferences:

Jefferies 2018 London Healthcare Conference
November 14 & 15, 2018, Waldorf Hilton, London, UK

•	Dr. Matt Coffey, President & CEO and Mr. Kirk Look, CFO, to attend and host meetings

60th Annual American Society of Hematology Annual Meeting & Exposition
December 1 – 4, 2018, San Diego Convention Center, San Diego, CA

•	Dr. Matt Coffey, President & CEO, to attend and host meetings

•
Dr. Craig C. Hofmeister, Acting Associate Professor, Department of Hematology and Medical Oncology, Emory University School of Medicine, will present data in a poster presentation from 6:00 to 8:00 p.m. PDT on Sunday, December 2, in Hall GH

American Society of Clinical Oncology sponsored, Gastrointestinal Cancers Symposium 2019
January 17 - 19, 2019, Moscone West Building, San Francisco, CA

•	Dr. Matt Coffey, President & CEO, to attend and host meetings

About Oncolytics Biotech Inc.
Oncolytics is a biotechnology company developing pelareorep, an intravenously delivered immuno-oncolytic virus. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype -- turning "cold" tumors "hot" -- through innate and adaptive immune responses to treat a variety of cancers. Oncolytics' clinical development program emphasizes three pillars: chemotherapy combinations to trigger selective tumor lysis and immuno-therapy and immune modulator (IMiD) combinations to produce innate and adaptive immune responses. Oncolytics is currently conducting and planning additional studies in combination with checkpoint inhibitors and targeted and IMiD therapies in solid and hematological malignancies, as it prepares for a phase 3 registration study in metastatic breast cancer. For further information, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as “forward-looking statements”). Forward-looking statements, including the Company's belief as to the potential and mode of action of REOLYSIN, also known as pelareorep, as a cancer therapeutic; and other statements related to anticipated developments in the Company's business and technologies involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

Company Contact Michael Moore Vice President, Investor Relations & Corporate Communications 858-886-7813 mmoore@oncolytics.ca
Investor Relations Robert Uhl Westwicke Partners 858-356-5932 robert.uhl@westwicke.com	Media Contact Jason Spark Canale Communications 619-849-6005 jason@canalecomm.com